Exhibit (a)(5)(B)

News Release	Your Contacts Media Relations thomas.moeller@emdgroup.com Phone: +49 6151 72-62445 Investor Relations investor.relations@emdgroup.com Phone: +49 6151 72-3321

April 12, 2019

Merck KGaA, Darmstadt, Germany, Signs Definitive Agreement to Acquire Versum Materials for $53 per Share

•	Business combination creates a leading electronic materials player able to capitalize on attractive long-term secular growth drivers
•	Versum is a “Best in Class” asset with industry-leading financial metrics
•	Expected to be immediately accretive to earnings per share pre (EPS pre)
•	€75 million in expected run-rate synergies by the third full year after closing
•	Commitment to preserving strong investment grade credit rating
•	Versum has terminated its previously announced merger agreement with Entegris

Darmstadt, Germany, and Tempe, Arizona, U.S., April 12, 2019 – Merck KGaA, Darmstadt, Germany, a leading science and technology company, has signed a definitive agreement to acquire Versum Materials, Inc. (NYSE: VSM) for $53 per share in cash. The business combination has been unanimously approved by the Executive Board of Merck KGaA, Darmstadt, Germany and by Versum’s Board of Directors.

“With this transaction, Merck KGaA, Darmstadt, Germany, will be optimally positioned to capitalize on long-term growth trends in the electronic materials industry. Our combined business shall deliver leading-edge innovations to our customers around the globe,” said Stefan Oschmann, Chairman of the Executive Board and CEO of Merck KGaA, Darmstadt, Germany.

Frankfurter Strasse 250 64293 Darmstadt · Germany Hotline +49 6151 72-5000 www.emdgroup.com	Head of Media Relations -6328 Spokesperson: -9591 / -7144 / -8908 / -55707

News Release

Seifi Ghasemi, Chairman of Versum, said: “The Merck-Versum transaction offers compelling and certain value for our shareholders and will provide long-term benefits for our customers and employees. This exciting business combination will create increased scale, product and service depth, enhanced global presence, strengthened supply chain and combined R&D capabilities, driving leading innovation. We look forward to joining together our respective businesses and talented teams.”

Versum is one of the world's leading suppliers of innovation-driven, high-purity process chemicals, gases and equipment for semiconductor manufacturing. The company reported annual sales of approximately €1.2 billion ($1.4 billion) in FY2018, has approximately 2,300 employees, and operates 15 manufacturing and seven research and development facilities throughout Asia and North America. Versum has achieved revenue and adjusted EBITDA compounded annual growth in excess of 10% over the last three fiscal years with industry-leading adjusted EBITDA margins at 33%.

The business combination is expected to significantly strengthen Merck KGaA, Darmstadt, Germany’s Performance Materials business sector, creating a leading electronic materials player focused on the semiconductor and display industries. The business combination rebalances the company’s diversified three pillar portfolio of Healthcare, Life Sciences and Performance Materials while executing on Performance Material’s previously communicated transformation program.

The combined companies and their customers and employees will benefit from increased scale, product portfolio, innovation and services depth, globally. In addition, with the combined business, the Performance Materials business sector will strengthen its global supply chain.

Merck KGaA, Darmstadt, Germany intends to maintain Versum’s Tempe, AZ headquarters as the major hub for the combined electronic materials business in the United States, complementing Merck KGaA, Darmstadt, Germany’s already strong footprint and track record as a top employer in the U.S. Over the past decade, the company has invested approximately $24 billion in the U.S. through acquisitions alone, including the successful acquisitions of Millipore in 2010 and Sigma-Aldrich in 2015. Versum employees will become an integral part of a leading electronic materials business and will benefit from new and exciting development opportunities within a truly global science and technology company.

News Release

The agreed upon price reflects an enterprise value (EV) for Versum of approximately €5.8 billion, implying an EV/2019 EBITDA multiple of approximately 13.7x based upon consensus estimates and a pro-forma multiple of 11.6x including €75 million of identified annual run-rate cost synergies. The business combination is expected to be immediately accretive to earnings per share pre (EPS pre) and accretive to reported EPS in the third full year after closing.

Versum’s Board of Directors, in consultation with its legal and financial advisors, has unanimously determined that this business combination constitutes a “Superior Proposal” as defined in Versum’s previously announced merger agreement with Entegris, Inc., and Versum has terminated the merger agreement with Entegris concurrently with the execution of the definitive agreement with Merck KGaA, Darmstadt, Germany.

The transaction is expected to close in the second half of 2019, subject to the approval of Versum stockholders at a Versum special meeting, regulatory clearances and the satisfaction of other customary closing conditions. The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for U.S. antitrust purposes has already expired.

The business combination will be financed with cash on hand and debt by way of a facilities agreement with Bank of America Merrill Lynch, BNP Paribas Fortis and Deutsche Bank AG. Merck KGaA, Darmstadt, Germany, is committed to preserving its strong investment grade credit rating.

News Release

Concurrently with the signing, the previously announced tender offer to acquire Versum common stock has been terminated and the contested solicitation of proxies has also ended.

Merck KGaA, Darmstadt, Germany, will be hosting a conference call [Hyperlink] with the financial community at 10:00 am EST to discuss the business combination.

Copies of the Merger Agreement and other related materials are available on the SEC website at www.sec.gov.

Guggenheim Securities, LLC and Goldman Sachs & Co. LLC are acting as financial advisors, and Sullivan & Cromwell LLP is acting as legal counsel to Merck KGaA, Darmstadt, Germany, in connection with the business combination. Lazard and Citi are serving as financial advisors to Versum and Simpson Thacher & Bartlett LLP is serving as legal counsel.

Versum Materials Contacts

Media Relations

tiffany.elle@versummaterials.com

Phone: 480-282-6475

Investor Relations

soohwan.kim@versummaterials.com

Phone: 602-282-0957

Sard Verbinnen & Co

Emily Claffey / Julie Rudnick

Phone: 212-687-8080

All Merck KGaA, Darmstadt, Germany, press releases are distributed by e-mail at the same time they become available on the EMD Group Website. In case you are a resident of the USA or Canada please go to www.emdgroup.com/subscribe to register for your online subscription of this service as our geo-targeting requires new links in the email. You may later change your selection or discontinue this service.

News Release

About Merck KGaA, Darmstadt, Germany

Merck KGaA, Darmstadt, Germany, a long-term oriented, predominantly family-owned leader in science and technology, operates across healthcare, life science and performance materials. Around 52,000 employees work to make a positive difference to millions of people’s lives every day by creating more joyful and sustainable ways to live. In Merck KGaA, Darmstadt, Germany’s more than 350-year history, people have always been and will continue to be at the center of everything it does. From advancing gene editing technologies and discovering unique ways to treat the most challenging diseases to enabling the intelligence of devices – the company is everywhere. In 2018, Merck KGaA, Darmstadt, Germany, generated sales of € 14.8 billion in 66 countries.

The company holds the global rights to the name and trademark “Merck” internationally. The only exceptions are the United States and Canada, where the business sectors of Merck KGaA, Darmstadt, Germany, operate as EMD Serono in healthcare, MilliporeSigma in life science, and EMD Performance Materials. Since its founding 1668, scientific exploration and responsible entrepreneurship have been key to the company’s technological and scientific advances. To this day, the founding family remains the majority owner of the publicly listed company.

About Versum Materials

Versum Materials, Inc. (NYSE: VSM) is a leading global specialty materials company providing high-purity chemicals and gases, delivery systems, services and materials expertise to meet the evolving needs of the global semiconductor and display industries. Derived from the Latin word for "toward," the name "Versum" communicates the company's deep commitment to helping customers move toward the future by collaborating, innovating and creating cutting-edge solutions.

A global leader in technology, quality, safety and reliability, Versum Materials is one of the world's leading suppliers of next-generation CMP slurries, ultra-thin dielectric and metal film precursors, formulated cleans and etching products, and delivery equipment that has revolutionized the semiconductor industry. Versum Materials reported fiscal year 2018 annual sales of about U.S. $1.4 billion, has approximately 2,300 employees and operates 14 major facilities in Asia and the North America. It is headquartered in Tempe, Arizona. Versum Materials had operated for more than three decades as a division of Air Products and Chemicals, Inc. (NYSE: APD).

For additional information, please visit http://www.versummaterials.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Merck KGaA, Darmstadt, Germany’s and Versum Materials, Inc.’s (“Versum”) management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include the following: Merck KGaA, Darmstadt, Germany’s ability to successfully complete the proposed acquisition of Versum or realize the anticipated benefits of the proposed transaction in the expected time-frames or at all; Merck KGaA, Darmstadt, Germany’s ability to successfully integrate Versum’s operations into those of Merck KGaA, Darmstadt, Germany; such integration may be more difficult, time-consuming or costly than expected; the failure to obtain Versum’s stockholders’ approval of the proposed transaction; the failure of any of the conditions to the proposed transaction to be satisfied; revenues following the proposed transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; the retention of certain key employees at Versum; risks associated with the disruption of management’s attention from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings related to the proposed transaction; the impact of the proposed transaction on Versum’s credit rating; the parties’ ability to meet expectations regarding the timing and completion of the proposed transaction; delays in obtaining any approvals required for the proposed transaction or an inability to obtain them on the terms proposed or on the anticipated schedule; the impact of indebtedness incurred by Merck KGaA, Darmstadt, Germany, in connection with the proposed transaction; the effects of the business combination of Versum and Merck KGaA, Darmstadt, Germany, including the combined company’s future financial condition, operating results, strategy and plans; and other factors discussed in Merck KGaA, Darmstadt, Germany’s public reports which are available on the Merck KGaA, Darmstadt, Germany, website at www.emdgroup.com or in Versum’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended on September 30, 2018 and Versum’s other filings with the SEC, which are available at http://www.sec.gov and Versum’s website at www.versummaterials.com. Except as otherwise required by law, Merck KGaA, Darmstadt, Germany and Versum assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

News Release

Additional Important Information and Where to Find It

This communication relates to the proposed merger transaction involving Versum and Merck KGaA, Darmstadt, Germany. In connection with the proposed merger, Versum and Merck KGaA, Darmstadt, Germany, intend to file relevant materials with the SEC, including Versum’s proxy statement on Schedule 14A (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Versum or Merck KGaA, Darmstadt, Germany, may file with the SEC or send to Versum’s stockholders in connection with the proposed merger. STOCKHOLDERS OF VERSUM ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, http://www.sec.gov, or Versum’s website at http://investors.versummaterials.com or by phone at 484-275-5907.

Participants in Solicitation

Versum, Merck KGaA, Darmstadt, Germany, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Versum common stock in respect of the proposed transaction. Information about the directors and executive officers of Versum is set forth in Versum’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018, and the proxy statement for Versum’s 2019 annual meeting of stockholders, which was filed with the SEC on December 20, 2018. Information about the directors and executive officers of Merck KGaA, Darmstadt, Germany, is set forth on Schedule I of the Schedule 14A filed by Merck KGaA, Darmstadt, Germany, with the SEC on March 22, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.